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The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 29, 2005

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 3, 2005)

16,500,000 Shares

Common Shares

We are offering 16,500,000 of our common shares, $5 par value per common share.

Our common shares are listed on the New York Stock Exchange, or NYSE, and trade under the symbol "NU." The last reported sale price of our common shares on the New York Stock Exchange on November 28, 2005 was $18.88 per common share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page S-4 of this prospectus supplement.

	Per Common Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to 2,475,000 additional common shares, on the same terms set forth above, if the underwriters sell more than 16,500,000 common shares in the offering. See "Underwriting."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                       , 2005.

Joint Book-Running Managers
LEHMAN BROTHERS	JPMORGAN

BANC OF AMERICA SECURITIES LLC	CITIGROUP	WACHOVIA SECURITIES
A.G. EDWARDS		LAZARD CAPITAL MARKETS

                       , 2005

TABLE OF CONTENTS

Prospectus Supplement

About This Prospectus Supplement	S-1
Forward Looking Statements	S-1
Prospectus Supplement Summary	S-2
Risk Factors	S-4
Use of Proceeds	S-8
Selected Historical Consolidated Financial Information	S-8
Capitalization	S-9
Common Share Price Range and Dividends	S-10
U.S. Federal Tax Considerations for Non-U.S. Purchasers	S-11
Underwriting	S-14
Legal Opinions	S-19
Experts	S-19
Documents Incorporated by Reference	S-20

Prospectus

Where You Can Find More Information	2
Documents Incorporated by Reference	2
Forward-Looking Statements	3
About This Prospectus	4
Northeast Utilities	4
Risk Factors	6
Ratios of Earnings To Fixed Charges	8
Use of Proceeds	8
Description of Securities Registered	9
Legal Opinions	23
Experts	23
Plan of Distribution	24

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under "Documents Incorporated by Reference" in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, unless the context indicates otherwise, the words "NU," "the Company," "we," "our," "ours" and "us" refer to Northeast Utilities.

FORWARD-LOOKING STATEMENTS

        This document includes statements concerning our expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these forward looking statements by words such as "estimate," "expect," "anticipate," "intend," "plan," "believe," "forecast," "should," "could," and similar expressions. Forward looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward looking statements. Factors that may cause actual results or outcomes to differ materially from those included in the forward looking statements include, but are not limited to, actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in weather patterns, changes in laws, regulations or regulatory policy, expiration or initiation of significant energy supply contracts, changes in levels of capital expenditures, developments in legal or public policy doctrines, technological developments, volatility in electric and natural gas commodity markets, effectiveness of our risk management policies and procedures, changes in accounting standards and financial reporting regulations, fluctuations in the value of electricity positions, methods, timing and results of disposition of our competitive businesses, actions of rating agencies, terrorist attacks on domestic energy facilities and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission. Except to the extent required by federal securities laws, we undertake no obligation to update the information contained in any forward looking statements to reflect developments or circumstances occurring after the statement is made.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully before making an investment decision.

The Company

        We are the parent company of the Northeast Utilities system. The NU system furnishes franchised retail electric service to approximately 1.9 million customers in 419 cities and towns in Connecticut, New Hampshire and western Massachusetts through three of our wholly-owned subsidiaries: The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO").

        The NU system also furnishes franchised retail natural gas service in a large part of Connecticut through Yankee Gas Services Company ("Yankee Gas"), the largest natural gas distribution company in Connecticut. Yankee Gas is a wholly-owned subsidiary of Yankee Energy System, Inc., which in turn is a wholly-owned subsidiary of ours. Yankee Gas serves approximately 194,000 residential, commercial and industrial customers in 71 cities and towns in Connecticut, including large portions of the central and southwest sections of the state.

        Through our wholly-owned subsidiary, NU Enterprises, Inc. ("NU Enterprises"), we own a number of competitive energy and related businesses. These subsidiaries include Select Energy Services, Inc., a provider of energy management, demand-side management and related consulting services for commercial, industrial and institutional customers and electric utility companies; Northeast Generation Company, which holds certain of our competitive hydroelectric and pumped storage generation facilities; Northeast Generation Services Company, a corporation that maintains and services fossil and hydroelectric facilities and provides high-voltage electrical contracting services, and Select Energy, Inc. ("Select Energy"), a corporation engaged in the marketing, transportation, storage and sale of energy commodities, at wholesale and retail, in designated geographical areas.

        The NU system is regulated in virtually all aspects of its business by various federal and state agencies, including the Securities and Exchange Commission, the Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission and various state and/or local regulatory authorities with jurisdiction over the industry and the service areas in which each company operates.

        Our principal executive office is located at One Federal Street, Building 111-4, Springfield, Massachusetts 01105, telephone number (413) 785-5871. Our general business offices are located at 107 Selden Street, Berlin, Connecticut 06037, telephone number (860) 665-5000.

Recent Developments

        On March 9, 2005, we announced that NU Enterprises would exit its wholesale marketing business, which it conducts through its subsidiary Select Energy, and its competitive energy services businesses. Since that announcement, NU Enterprises has exited a substantial part of its wholesale marketing business through selling or restructuring longer term contracts, and allowing shorter term contracts to expire without being renewed. We have also sold two of our six competitive energy services businesses for approximately $6 million, and the remaining businesses are currently being marketed.

        On November 7, 2005, we announced our decision to exit the remainder of our competitive businesses, which includes our competitive generation and retail marketing businesses. To implement our decision, we have initiated a process to sell our 1,440 megawatts of competitive generation assets in Massachusetts and Connecticut, and our retail marketing business.

        Our principal objectives in exiting our competitive businesses are:

  •
  To transition toward a simplified, 100% regulated business model,

  •
  To strengthen our balance sheet in order to finance our utility subsidiaries' capital expenditure program,

  •
  To reduce our general business risk profile and increase our financial flexibility, and

  •
  To enhance our earnings visibility.

        We expect to complete the exit from all our competitive businesses by the end of 2006. We intend to apply any net proceeds from these asset sales to debt reduction and the financing of our regulated businesses' capital spending programs.

The Offering

Issuer	Northeast Utilities
Common shares offered	16,500,000 common shares, $5.00 par value per common share(a)
Approximate number of common shares to be outstanding after this offering	146,570,036 common shares(a)(b)
Exchange listing	Our common shares are listed on the New York Stock Exchange under the symbol "NU."
Use of proceeds	To finance capital expenditures by our utility subsidiaries and for general corporate purposes, including funding the exit from our competitive businesses.
Transfer Agent and Registrar	The Bank of New York serves as transfer agent and registrar for the common shares.
Risk Factors	Investing in our common shares involves risks. See "Risk Factors" beginning on page S-4 of this prospectus supplement.

(a)
Does not include up to 2,475,000 common shares that may be purchased by the underwriters pursuant to their 30-day purchase option.

(b)
Based on 130,070,036 common shares outstanding as of October 31, 2005.

RISK FACTORS

        Investing in our common shares involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties referred to below. These risks and uncertainties are those that we have identified as the most significant to a decision whether or not to invest in our common shares. There may be additional risks that are not currently known to us or that we do not currently consider important.

Risks Related to the Exit from our Competitive Businesses

        On March 9, 2005, we announced the decision to exit our wholesale marketing business and divest our energy services businesses, and on November 7, 2005 we announced the decision to exit the retail marketing and competitive generation businesses which constitute the remainder of our competitive businesses.

        NU Enterprises has disposed of a substantial part of its wholesale business and is in the process of selling certain of its services businesses. As of November 4, 2005, NU Enterprises has paid or agreed to pay an aggregate of approximately $242 million either to counterparties or third parties to terminate or assign its wholesale obligations. Because of recent energy price movements, these transactions are proving far costlier than we anticipated in March 2005, significantly affecting our liquidity and financial condition. Our ability to execute the remainder of our divestiture plan and meet our other corporate objectives could be negatively affected if we are unable to procure needed capital.

        As of November 4, 2005, Select Energy has reached agreements to terminate or assign an estimated net 7.4 million megawatt-hours of wholesale electric sales obligations. Select Energy still has an estimated net 2.4 million megawatt-hours of wholesale electric sales obligations through 2013, though sales volumes will likely be affected by weather, economic factors, and each contract's relative price compared with alternative sources of electricity.

        The wholesale marketing business, until fully disposed of, will continue to present financial risk to us from a variety of perspectives. These include earnings volatility around Select Energy's portfolio of electric supply contracts, which are accounted for on a mark-to-market basis until disposed of. We have recorded after tax losses associated with this portfolio during the first, second and third quarters of 2005 of $120.1 million, $44.2 million and $75 million, respectively. The combined first, second and third quarter after-tax aggregate earnings charge of $239.3 million may not be adequate to absorb future negative price movements which may occur or further charges that may be required to be taken as the portfolio is divested. Two significant remaining wholesale contracts expiring in 2008 and 2013, respectively, pose an additional level of risk due to the possibility that Select Energy may have to serve much higher levels of load than were previously anticipated. We expect, at price levels prevailing at November 4, 2005, to record a pre-tax charge of $37 million in the fourth quarter of 2005 to purchase supply for an increase in the load forecasts related to these contracts.

        In addition, recently, the cost to exit several wholesale contracts was significantly more than Select Energy's mark-to-market. During the third quarter of 2005, Select Energy entered into a transaction under which it agreed to pay approximately $20 million in excess of its mark-to-market price to settle a wholesale sales obligation in New England. In addition, on October 28, 2005, Select Energy signed a contract with a third party wholesale power marketer to assign certain sales and purchase obligations in New England that extend to 2009. Select Energy will recognize a pre-tax loss in the fourth quarter of 2005 of $11.8 million when the exit cost of these obligations is compared to the September 30, 2005 mark-to-market. Future contract settlements could also be at amounts higher than NU's mark-to-market amounts.

        Select Energy will continue to be dependent upon the financial reliability of its counterparties and its ability to manage its wholesale marketing portfolio of contracts and assets within acceptable risk parameters until these contracts are divested. The net fair value position of the wholesale portfolio at September 30, 2005 was a liability of $239.9 million.

        Our decision to exit the retail marketing and generation businesses could have material negative financial implications for the fourth quarter of 2005 or in 2006, depending on the outcome of a number of factors, including the resolution of certain accounting issues related to impairment of assets and goodwill, recognition of closure costs, recognition of losses in settling energy contracts, recognition of changes in the fair value of derivative contracts, and how the disposition of those businesses is accomplished. We could record charges in the fourth quarter of 2005 associated with these matters.

        Exiting from Select Energy's retail and remaining wholesale obligations could have an adverse impact on our liquidity. The book value of our competitive generating assets is approximately $825 million. Our equity investment in Select Energy's combined wholesale, retail and generation businesses is approximately $156.4 million at September 30, 2005. Should we fail to realize this equity amount on the sale of these businesses after payment or assumption of all related debt, we could incur further charges.

        To date, Select Energy's contract terminations have been on terms where Select Energy settled with its counterparty for a sum of money and obtained a full release from further liability on the contract. Future contract terminations may be negotiated on terms whereby Select Energy's obligations are assigned to a credit-worthy third party but a release from Select Energy's customer is not obtained. In such circumstances, Select Energy or another NU company would still be liable to the customer should the third party default. Any such contingent liabilities could remain open for extended periods of time.

        We currently expect, but cannot assure, that we will achieve the complete exit from our competitive businesses by the end of 2006.

Risks Related to NU Enterprises' Wholesale and Retail Marketing and Competitive Generation Businesses

        A significant portion of Select Energy's competitive energy marketing activities has been providing electricity to full requirements customers, which are primarily regulated local distribution companies ("LDC") and commercial and industrial retail customers. Under the terms of full requirements contracts, Select Energy is required to provide a percentage of the LDC's electricity requirements at all times. The volumes sold under these contracts vary based on the usage of the LDC's retail electric customers, and usage is dependent upon factors outside of Select Energy's control, such as unanticipated migration or inflow of customers. The varying sales volumes could be different than the supply volumes that Select Energy expected to utilize, either from its owned limited generation or from electricity purchase contracts, to serve the full requirements contracts. Differences between actual sales volumes and supply volumes can require Select Energy to purchase additional electricity or sell excess electricity, both of which are subject to market conditions such as weather, plant availability, transmission congestion, and potentially volatile price fluctuations that can impact prices and, in turn, Select Energy's margins.

        Until Select Energy disposes of its retail electric and gas marketing business, it will be subject to a number of ongoing risks which are similar, though of a lesser magnitude, to those of the wholesale marketing business. Fluctuations in prices, fuel costs, competitive conditions, regulations, weather, transmission costs, lack of market liquidity, plant outages and other factors can all impact the retail business adversely from time to time. Extreme price volatility in the third quarter appears to be responsible for a decline in new business in both the retail gas and electric sectors, which may affect Select Energy's ability to dispose of this business in accordance with its present expectations.

        The competitive generation business is also subject to these risks. The future values of locational installed capacity credits which may become available to the owners of generation in the New England market in the future have not been determined and are subject to regulatory decision-making over which we have no control.

Risks Related to Liquidity and Collateral Calls

        Our senior unsecured debt ratings by Moody's Investors' Service and Standard & Poor's, Inc. are currently Baa2 and BBB-, respectively, with stable outlooks. Were either of these ratings to decline to non-investment grade level, Select Energy could be asked to provide, as of September 30, 2005, approximately $533 million of collateral or letters of credit to unaffiliated counterparties and $125 million to several independent system operators and LDCs under agreements largely guaranteed by us. While our credit facilities are in amounts that would be adequate to meet calls at that level, our ability to meet any future calls would depend on our liquidity and access to bank lines and the capital markets at such time.

Risks Related to the Need for Future Financings

        We expect to obtain the liquidity needed to fund the exit from our remaining wholesale and retail marketing businesses through bank borrowings and a portion of the proceeds from the sale of our common shares offered hereby. While we are reasonably confident these transactions can be effected on a timely basis and on reasonable terms, failure to obtain such financing could delay our ability to exit our competitive businesses and constrain our ability to finance regulated capital projects. In addition, any downgrade of our operating company securities ratings could negatively impact the cost or availability of capital to such companies.

Risks Associated with the Transmission Operations of Our Utility Subsidiaries

        We have, primarily through our subsidiary CL&P, undertaken a substantial transmission capital investment program over the past several years and expect to invest more than $2.3 billion in regulated electric transmission infrastructure from 2006 through 2010. Included in this amount is approximately $1.5 billion for costs associated with construction of two Connecticut 345 kV transmission lines from Middletown to Norwalk and Bethel to Norwalk; replacement of an undersea electric transmission line between Norwalk and Northport, New York; and two 115 kV underground transmission lines between Norwalk and Stamford, Connecticut. The regulatory approval process for these transmission projects has encompassed an extensive permitting, design and technical approval process. Various factors have resulted in increased cost estimates and delayed construction. Recoverability of all such investments in rates may be subject to prudence review at the FERC at the time such projects are placed in service. While we believe that all such expenses have been prudently incurred, we cannot predict the outcome of future reviews should they occur.

        The projects are expected to help alleviate reliability issues in southwest Connecticut and to help reduce customers' costs in all of Connecticut. However, if due to further regulatory or other delays, the projected in-service date for one or more of these projects is delayed, there may be increased risk of failures in the existing electricity transmission system in southwestern Connecticut and supply interruptions or blackouts may occur.

        The successful implementation of our transmission construction plans is also subject to the risk that new legislation, regulations or judicial or regulatory interpretations of applicable law or regulations could impact our ability to meet our construction schedule and/or require us to incur additional expenses, and may adversely affect our ability to achieve forecasted levels of revenues.

Risks Associated with the Distribution Operations of Our Utility Subsidiaries

        CL&P and WMECO procure energy for a substantial portion of their customers via requests for proposal on an annual, semi-annual or quarterly basis. There is a risk that any given solicitation will not be fully subscribed or that prices will be much higher than current prices. CL&P and WMECO receive approvals of recovery of these contract prices from the Connecticut Department of Public

Utility Control and the Massachusetts Department of Telecommunications and Energy, respectively. While both regulators have consistently approved solicitation processes, results and recovery of costs, we cannot predict the outcome of future solicitation efforts or the regulatory proceedings related thereto. Recent increases in fuel and energy prices could lead to consumer or regulatory resistance to prompt recovery of such costs.

        The energy requirements for PSNH are currently met primarily through PSNH's generation resources or long-term fixed price contracts. The remaining energy needs are met through spot market or bilateral energy purchases. Unplanned forced outages can increase the level of energy purchases needed by PSNH and therefore increase the market risk associated with procuring the necessary amount of energy to meet requirements. PSNH recovers these costs through its stranded cost recovery charge proceedings, subject to a prudence review.

Litigation-Related Risks

        We and our affiliates are engaged in litigation that could result in the imposition of large cash awards against us. This litigation includes 1) civil lawsuits between Consolidated Edison, Inc. and us relating to our October 13, 1999 Agreement and Plan of Merger and 2) the termination of a decommissioning contract between Connecticut Yankee Atomic Power Corporation, the stock of which is 49 percent owned by subsidiaries of ours, and Bechtel Power Corporation, in which, among other things, the prudence of our actions has been questioned.

        We may also be subject to future litigation based on asserted or unasserted claims and cannot predict the outcome of any of these proceedings. Adverse outcomes in existing or future litigation could result in the imposition of substantial cash damage awards against us.

Risks Associated With Environmental Regulation

        Our subsidiaries' operations are subject to extensive federal, state and local environmental statutes, rules and regulations which regulate, among other things, air emissions, water discharges and the management of hazardous and solid waste. In particular, more stringent regulation of carbon dioxide and mercury emissions have been proposed in various New England states. Compliance with these regulations requires the NU system to incur significant costs relating to environmental monitoring, installation of pollution control equipment, emission fees, maintenance and upgrading of facilities, remediation and permitting. The costs of compliance with these legal requirements may increase in the future. An increase in such costs, unless promptly recovered, could have an adverse impact on our business and results of operations, financial position and cash flows.

        The NU system's failure to comply with environmental laws and regulations, even if due to factors beyond our control, or reinterpretations of existing requirements, could also increase costs.

        Existing environmental laws and regulations may be revised or new laws and regulations seeking to protect the environment may be adopted or become applicable to us or our subsidiaries. Revised or additional laws could result in significant additional expense and operating restrictions on our facilities or increased compliance costs that would negatively impact the value of our competitive generation assets or which may not be fully recoverable in distribution company rates for regulated generation. The cost impact of any such legislation would be dependent upon the specific requirements adopted and cannot be determined at this time.

The Application of Accounting for Derivatives is Complex and Requires Significant Management Judgment

        Most of the contracts used in Select Energy's generation, retail marketing, and wholesale marketing activities are derivatives, and many contracts used by our utility subsidiaries for the purchase or sale of energy or energy-related products are derivatives. The application of derivative accounting under U.S. generally accepted accounting principles is complex and requires management judgment and interpretation. Management enhanced the operating effectiveness and design of internal controls in the first quarter of 2005 in response to a material weakness that was previously identified which related to the application of derivative accounting rules. During the third quarter of 2005, management further enhanced existing internal controls over financial reporting in the area of validating mark-to-market amounts. Management's judgments in the application of derivative accounting rules, depending upon their timing and effect, can have a significant impact on our consolidated net income.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $                  million (approximately $                  million if the underwriters' 30-day purchase option is exercised in full) after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering to finance capital expenditures by our utility subsidiaries and for general corporate purposes, including providing funds to finance the exit from our competitive businesses. Pending such uses, the net proceeds may be temporarily invested in short-term money market securities or the NU system money pool.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2005 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and in the accompanying prospectus and "Where You Can Find More Information" in the accompanying prospectus.

	As of and For the Nine Months Ended September 30, (unaudited)		As of and For the Years Ended December 31,
	2005	2004	2004	2003	2002
	(Thousands of dollars, except for share information)
Income Statement Data
Operating revenues	$5,519,556	$4,908,837	$6,548,397	$5,943,514	$5,161,091
Operating expenses	5,655,918	4,604,305	6,130,986	5,526,889	4,706,694
Income/(loss) from continuing operations	(218,500)	83,951	118,831	116,434	148,529
Cumulative effect of accounting change, net of tax benefit	—	—	—	(4,741)	—
Income/(loss) from discontinued operations	(21,415)	(425)	(2,243)	4,718	3,580
Net (loss)/income	$(239,915)	$83,526	$116,588	$116,411	$152,109
Common Share Data
Income/(loss) from continuing operations	$(1.68)	$0.65	$0.93	$0.91	$1.15
Income/(loss) from discontinued operations	(0.17)	—	(0.02)	0.04	0.03
Cumulative effect of accounting change, net of tax benefit	—	—	—	(0.04)	—
Basic and fully diluted (loss) earnings	(1.85)	0.65	0.91	0.91	1.18
Cash dividends	0.50	0.46	0.63	0.58	0.53
Book value	$15.62	$18.04	$17.80	$17.73	$17.33
Basic common shares outstanding (average)	129,585,519	128,064,364	128,245,860	127,114,743	129,150,549

Balance Sheet Data
Total assets	$12,929,392	$11,537,689	$11,655,834	$11,216,487	$10,764,880
Rate reduction bonds(1)	1,399,143	1,591,944	1,546,490	1,729,960	1,899,312
Long-term debt, net of current portion	2,998,359	2,839,694	2,789,974	2,481,331	2,287,144
Preferred stock — non-redeemable, net of current portion	116,200	116,200	116,200	116,200	116,200
Common shareholders' equity	$2,031,524	$2,315,670	$2,296,711	$2,264,120	$2,210,521

(1)
Rate reduction bonds are non-recourse to any NU system company.

CAPITALIZATION

        The following table sets forth our consolidated cash position and consolidated debt and equity capitalization as of September 30, 2005 (i) on an historical basis and (ii) as adjusted to give effect to this offering of common shares after deducting the underwriting discount and estimated offering expenses. You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. The information set forth below assumes the underwriters do not exercise their 30-day purchase option.

	As of September 30, 2005
	Actual	%	As Adjusted	%
	(Thousands of dollars)

Cash and cash equivalents	$86,194
Consolidated Capitalization
Short-term debt and current maturities	348,387	6.3%
Long-term debt(1)	2,998,359	54.6
Preferred stock, non-redeemable	116,200	2.1
Common shareholders' equity	2,031,524	37.0
Total consolidated capitalization	$5,494,470	100.0%

(1)
Excludes rate reduction bonds of $1,399,143 and current portion of long-term debt of $40,387.

COMMON SHARE PRICE RANGE AND DIVIDENDS

        The following table shows the high and low reported price ranges of our common shares on the New York Stock Exchange and the dividends we paid for the indicated periods.

	High	Low	Dividends Per Common Share
Year Ended December 31, 2003:
First Quarter	$16.06	$13.38	$0.1375
Second Quarter	16.77	13.98	0.1375
Third Quarter	18.28	15.76	0.15
Fourth Quarter	20.17	18.12	0.15
Year Ended December 31, 2004:
First Quarter	20.10	18.35	0.15
Second Quarter	19.50	17.70	0.15
Third Quarter	19.49	18.50	0.1625
Fourth Quarter	20.03	17.30	0.1625
Year Ended December 31, 2005:
First Quarter	19.45	17.84	0.1625
Second Quarter	21.22	18.11	0.1625
Third Quarter	21.79	19.47	0.1750
Fourth quarter (through November 28, 2005)	20.02	17.61	*

        On November 28, 2005, the last reported sale price of our common shares as reported on the New York Stock Exchange was $18.88 per common share. As of October 31, 2005, there were approximately 90,000 holders of record of our common shares.

*
On October 11, 2005, our Board of Trustees declared a dividend in the amount of $0.175 per common share, payable on December 30, 2005, to holders of record on December 1, 2005. Purchasers of the common shares offered hereby will not be entitled to receive this dividend. Future declarations of dividends on our common shares will be made by decision of our Board of Trustees based upon our financial condition and results of operations and any other factors that our Board of Trustees considers relevant.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PURCHASERS

        This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common shares if you become a beneficial owner of common shares and are other than:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of or in the United States;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust existed on August 20, 1996, was treated as a U.S. person on August 19, 1996 and elected to be treated as a U.S. person.

        If a partnership holds our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership and disposition of our common shares.

        This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you become a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

        This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service ("IRS") and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

        We urge prospective non-U.S. purchasers to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of any of our common shares.

Dividends

        In general, any distributions we make to you with respect to our common shares owned by you that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for an exemption from, or a reduced rate of, withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such exemption or reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in our common shares owned by you and, to the extent it exceeds your basis, as gain from the disposition of our common shares owned by you.

        If you are not entitled to benefits under an applicable tax treaty, dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States, or, if you are entitled to benefits under an applicable tax treaty, dividends that are effectively connected with such a trade or business and also attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a "branch profits tax" at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that, under an applicable income tax treaty, are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

        If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Shares

        You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares owned by you unless:

  •
  the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

  •
  you are an individual, you hold our common shares owned by you as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

  •
  our common shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act ("FIRPTA").

        Our common shares will constitute a U.S. real property interest under FIRPTA if we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes. We do not believe that we are, have been or will become a "U.S. real property holding corporation" for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation under FIRPTA, gain arising from a disposition of our common shares still would not be subject to FIRPTA tax if our common shares were considered under applicable Treasury regulations to be regularly traded on an established securities market, such as the NYSE, and you did not own, actually or constructively, more than 5% of the total fair market value of our common shares at any time during the five year period ending on the date of disposition.

        Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your common shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

        The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on our common shares owned by you if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of our common shares owned by you outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell our common shares owned by you through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell our common shares owned by you outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

        Any amounts withheld with respect to our common shares owned by you under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

        Our common shares owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters. Under the terms and conditions of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us, subject to the conditions contained in the underwriting agreement, the number of common shares shown opposite its name below:

Underwriter	Number of Common Shares
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
Wachovia Capital Markets LLC
A.G. Edwards & Sons, Inc.
Lazard Capital Markets LLC

Total	16,500,000

        The underwriting agreement provides that the underwriters' obligation to purchase the common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the obligation to purchase all of the common shares offered hereby (other than those common shares covered by their option to purchase additional common shares as described below), if any of the common shares are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The underwriters have advised us that they propose to offer the common shares directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of    per common share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of    per common share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the common shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional

2,475,000 common shares. The underwriting discounts and commissions equal    % of the public offering price.

Amount We Will Pay
	No Exercise	Full Exercise
Per Common Share	$	$
Total	$	$

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

Option to Purchase Additional Common Shares

        We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 2,475,000 common shares at the public offering price less underwriting discounts and commissions on the same terms and conditions as set forth above. The underwriters may exercise this option if they sell more than 16,500,000 common shares in the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

Lock-Up Agreements

        For a period of ninety (90) days after the date of the underwriting agreement (the "Lock-up Period"), we and our Trustees and certain of our executive officers have agreed not to, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common shares or securities convertible into or exchangeable for common shares (other than the common shares to be issued in this offering and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of the underwriting agreement or pursuant to currently outstanding options, warrants or rights), or sell or grant options, right or warrants with respect to any common shares or securities convertible into or exchangeable for common shares (other than the grant of options pursuant to option plans existing on the date of the underwriting agreement), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendment with respect to any common shares or securities convertible, exercisable or exchangeable into common shares or any other securities of ours or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offers and Sales in France

        This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The common shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the common shares for their own account and undertake not to transfer, directly or indirectly, the common shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Offers and Sales in Germany

        The common shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The common shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the common shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Offers and Sales in Italy

        The offering has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The common shares may not be offered or sold nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

  (a)
  made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

  (b)
  made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No. 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase common shares; and

  (c)
  in compliance with all relevant Italian securities and tax laws and regulations.

Offers and Sales in the United Kingdom:

        Prior to the expiry of a period of six months from the closing date of this offering, no common shares may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the pubic in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any common shares may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the common shares in, from or otherwise involving the United Kingdom must be complied with.

Offers and Sales in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a "Relevant Member State," an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made to the public in that Relevant Member State, except that an offer of common shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication by us or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of any common shares to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Stamp Taxes

        If you purchase common shares offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Relationships

        Certain of the underwriters and/or their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In addition, we have retained J.P. Morgan Securities Inc. as financial advisor for the intended divestiture of our competitive generation and retail marketing businesses. Lazard Frères & Co. LLC will continue as our financial advisor with respect to the disposition of the remaining wholesale business and as our general financial advisor. The underwriters and/or their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus supplement or the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL OPINIONS

        Legal opinions relating to the validity of the common shares offered hereby will be given for us by Day, Berry & Howard LLP and by Jeffrey C. Miller, Assistant General Counsel of Northeast Utilities Service Company, a service company affiliate of ours. Certain legal matters with respect to the offering of the common shares will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP. As of November 28, 2005, Mr. Miller and the partners of Day, Berry & Howard LLP and the other lawyers in the firm who participated in the preparation of these documents beneficially owned approximately 7,000 and 4,000, respectively, of our common shares.

EXPERTS

        The consolidated financial statements, included in the Company's Current Report on Form 8-K dated November 22, 2005, and the related consolidated financial statement schedules and management's assessment regarding the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports on the consolidated financial statements and related consolidated financial statement schedules express an unqualified opinion and include explanatory paragraphs with respect to the Company's 2003 adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, the Company's restatement of the consolidated balance sheet as of December 31, 2003 and the related consolidated statement of cash flows for the year then ended and the presentation of certain components of the Company's energy services businesses as discontinued operations, and which report on management's assessment and on the effectiveness of internal control over financial reporting expresses an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2005 and 2004, June 30, 2005 and 2004 and September 30, 2005 and 2004, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, has applied limited procedures in accordance with the standards of the Public Company Accounting Oversight

Board (United States) for a review of such information. However, as stated in their reports on the Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 included in the Company's Current Report on Form 8-K dated November 22, 2005, and in their report on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, each incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

DOCUMENTS INCORPORATED BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. In addition to the documents expressly incorporated by reference in the accompanying prospectus, we incorporate by reference the following current reports on Form 8-K filed with the Securities and Exchange Commission:

  •
  Current Reports on Form 8-K dated November 23, 2005, November 22, 2005 and November 18, 2005.

        We will provide to each person to whom a copy of this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement. We will deliver this information upon written or oral request and provide this information at no cost to the requester. You should direct your requests to:

      Patricia C. Cosgel
      Assistant Treasurer–Finance
      Northeast Utilities Service Company
      107 Selden Street
      Berlin, Connecticut 06037
      (860) 665-5058
      cosgepc@nu.com

PROSPECTUS

NORTHEAST UTILITIES

$750,000,000

Senior Notes

Common Shares

Preferred Shares

Warrants

Share Purchase Contracts

Share Purchase Units

        Northeast Utilities intends to offer from time to time, in one or more series, up to $750,000,000 in the aggregate of its senior unsecured debt securities (the "Senior Notes"), Common Shares, $5 par value per share ("Common Shares"), Preferred Shares, Warrants, Share Purchase Contracts or Share Purchase Units. This Prospectus provides you with a general description of these securities. Our common stock is listed on the New York Stock Exchange, or NYSE, and trades under the symbol "NU."

        When a particular type of securities is offered, we will prepare and issue a supplement to this Prospectus setting forth the particular terms of such offering (each such supplement, a "Prospectus Supplement"). You should read this Prospectus and any Prospectus Supplement carefully before you make any decision to invest in any of the securities. This Prospectus may not be used to sell any of the securities unless accompanied by a Prospectus Supplement.

        See "Risk Factors" beginning on page 6 of this prospectus to read about certain factors that you should consider before making an investment in our securities. You should also review the documents incorporated by reference in this prospectus for updated and additional factors you should consider.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 3, 2005.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered in this Prospectus. We have not included certain portions of the Registration Statement in this Prospectus as permitted by the Commission's rules and regulations. Statements in the Prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and are qualified in their entirety by reference to such exhibit. For further information, you should refer to the Registration Statement and its exhibits.

        We are subject to the informational requirements of the Securities Act of l934, as amended (the "Exchange Act"), and therefore we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy the Registration Statement (with exhibits), as well as the reports and other information filed by the Company with the Commission, at the Commission's Public Reference Room at its principal offices at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Commission's Public Reference Room by calling 1-800-SEC-0330. Information filed by us is also available at the Commission's Internet site at http://www.sec.gov. You can find additional information about us, including our Annual Report on Form 10-K for the year ended December 31, 2004, on our website at http://www.nu.com. The information on this website is not a part of this Prospectus.

        You should rely only on the information incorporated by reference or provided in this Prospectus and its supplement(s). We have not authorized anyone to provide you with different information. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

DOCUMENTS INCORPORATED BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this Prospectus. Later information that we file with the Commission (other than current reports on Form 8-K filed under Items 2.02 or 7.01 of Form 8-K) will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all the securities.

  •
  Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

  •
  Current Reports on Form 8-K dated October 13, 2005, April 29, 2005, April 6, 2005, March 9, 2005, March 7, 2005, February 4, 2005, January 26, 2005 and January 5, 2005 and Amendments to Current Report on Form 8-K/A dated April 6, 2005 and January 3, 2005.

  •
  All of our filings pursuant to the Exchange Act after the date of filing of the initial registration statement and prior to the effectiveness of such registration statement.

        We will provide to each person to whom a copy of this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. We will deliver this information upon written or oral request and provide this information at no cost to the requester. You should direct your requests to:

      Patricia C. Cosgel
      Assistant Treasurer–Finance
      Northeast Utilities Service Company
      107 Selden Street
      Berlin, Connecticut 06037
      (860) 665-5058

FORWARD-LOOKING STATEMENTS

        We make statements in this Prospectus and in the documents we incorporate by reference that are statements concerning our expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases the reader can identify these forward looking statements by words such as "estimate," "expect," "anticipate," "intend," "plan," "believe," "forecast," "should," "could," and similar expressions. Forward looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward looking statements.

        Factors that may cause actual results to differ materially from those included in the forward looking statements include, but are not limited to, actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in weather patterns, changes in laws, regulations or regulatory policy, expiration or initiation of significant energy supply contracts, changes in levels of capital expenditures, developments in legal or public policy doctrines, technological developments, volatility in electric and natural gas commodity markets, effectiveness of our risk management policies and procedures, changes in accounting standards and financial reporting regulations, fluctuations in the value of electricity positions, obtaining new contracts at anticipated volumes and margins, terrorist attacks on domestic energy facilities and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Commission. All such factors are difficult to predict, contain uncertainties which may materially affect actual results and are beyond our control.

        Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this Prospectus. Except to the extent required by the securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

ABOUT THIS PROSPECTUS

        This Prospectus is part of a registration statement that we have filed with the Commission utilizing a "shelf" registration, or continuous offering, process. Under this shelf registration process, we may issue and sell either separately or in units any combination of the securities described in this Prospectus in one or more offerings with a maximum aggregate offering price of up to $750,000,000.

        This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of the offering. Any Prospectus Supplement may also add, update or change information contained in this Prospectus. If there is any inconsistency between the information in this Prospectus and the Prospectus Supplement, you should rely on the information in the Prospectus Supplement. You should read both this Prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

NORTHEAST UTILITIES

        Northeast Utilities ("we" or the "Company") is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service to approximately 1.9 million customers in 419 cities and towns in Connecticut, New Hampshire and western Massachusetts through three of our wholly-owned subsidiaries: The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO").

        The NU system also furnishes franchised retail natural gas service in a large part of Connecticut through Yankee Gas Services Company ("Yankee Gas"), a subsidiary of Yankee Energy System, Inc., the largest natural gas distribution company in Connecticut. Yankee Gas serves approximately 194,000 residential, commercial and industrial customers in 71 cities and towns in Connecticut, including large portions of the central and southwest sections of the state.

        Through our wholly-owned subsidiary, NU Enterprises, Inc. ("NUEI"), we own a number of competitive energy and related businesses. These subsidiaries include Select Energy Services, Inc., a provider of energy management, demand-side management and related consulting services for commercial, industrial and institutional customers and electric utility companies; Northeast Generation Company ("NGC"), which holds certain of NU's competitive hydroelectric and pumped storage generation facilities; Northeast Generation Services Company, a corporation that maintains and services fossil and hydroelectric facilities and provides high-voltage electrical contracting services, and Select Energy, Inc. ("Select Energy"), a corporation engaged in the marketing, transportation, storage and sale of energy commodities, at wholesale and retail, in designated geographical areas.

        NGC is our competitive generating subsidiary and a major provider of pumped storage and conventional hydroelectric power in the northeastern United States. NGC sells all its generation output to Select Energy, which in turn markets it to customers. Select Energy also buys and manages the entire generation output of another of our subsidiaries, Holyoke Water Power Company, which consists of approximately 147 megawatts of coal-fired generation at the Mt. Tom station in Holyoke, Massachusetts, under an evergreen contract. NGC's assets and Mt. Tom perform functions that are critical to NUEI's wholesale and retail businesses by providing Select Energy with access to electric generation within New England and thus reducing its exposure to energy price fluctuations.

        On March 9, 2005, we announced that we had completed a comprehensive review of our competitive energy businesses and that we had decided that NUEI would exit the wholesale marketing business, which it conducts through its subsidiary Select Energy, and would explore ways to divest its competitive energy services businesses. We concluded that the wholesale merchant energy sector in the power pools between Maine and Maryland was becoming increasingly competitive and that NUEI's wholesale marketing business would be unable to attain the profit margins necessary to generate acceptable returns and cash flows. As a result, NUEI has been exploring a number of alternatives for exiting the wholesale marketing business, including selling the wholesale marketing franchise, selling existing contracts, restructuring longer term contracts, and allowing shorter term contracts to expire without being renewed. In addition to retaining Select Energy's retail business, we will retain our 1,443 megawatts of competitive generating assets because we expect that their value could increase significantly in the coming years. We will also retain NGS, which principally operates these plants.

        The NU system is regulated in virtually all aspects of its business by various federal and state agencies, including the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and various state and/or local regulatory authorities with jurisdiction over the industry and the service areas in which each company operates.

        Our principal executive offices are located at One Federal Street, Building 111-4, Springfield, Massachusetts 01105, telephone number (413) 785-5871. Our general business offices are located at 107 Selden Street, Berlin, Connecticut 06037, telephone number (860) 665-5000.

RISK FACTORS

        We are subject to a variety of significant risks in addition to the matters set forth under "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" above. Our susceptibility to certain risks, including those discussed in detail below, could exacerbate other risks. These risk factors should be considered carefully in evaluating our risk profile.

        Risks Related to Disposition of Wholesale Competitive and Services Businesses:    In March 2005, we announced the decision to exit NUEI's wholesale marketing business and divest the energy services businesses. NUEI is exploring a number of alternatives for exiting these businesses. To date, however, it has disposed of a portion of the wholesale marketing business and none of the energy services businesses.

        While the energy services businesses present a lower level of volatility and risk, the wholesale marketing business, until fully disposed of, will continue to present financial risk to the Company from a variety of perspectives. These include earnings volatility around Select Energy's portfolio of electric supply contracts, which will be accounted for on a mark-to-market basis until disposed of or restructured. In the second quarter of 2005, the Company recorded losses associated with this portfolio of $44.3 million after taxes during the second quarter. The combined first and second quarter earnings charge of $164.3 million associated with this portfolio in the aggregate may not be adequate to absorb future negative price movements which may occur or if further charges are taken if the portfolio is divested.

        NUEI is in the process of exiting the wholesale marketing business. Select Energy's ability to function will continue to be dependent upon the financial reliability of its counterparties and its ability to manage its wholesale marketing portfolio of contracts and assets within acceptable risk parameters until these contracts are divested.

        Risks Related to NUEI's Retail Marketing and Merchant Generation Businesses:    In March 2005, we announced that NUEI intended to stay in the retail competitive energy and generation businesses. Select Energy generally acquires retail customer load in small increments, which while requiring careful sourcing, allows energy assets to be acquired with lower risk. While retail customers have a generally high retention rate, they normally contract for periods of one to two years, making long-term load servicing difficult to evaluate. In addition, fluctuations in prices, fuel costs, competitive conditions, regulations, weather, transmission costs, lack of market liquidity, plant outages and other factors can all impact the retail business adversely from time to time.

        A significant portion of Select Energy's merchant energy marketing activities has been providing electricity to full requirements customers, which are primarily regulated local distribution companies ("LDC") and commercial and industrial retail customers. Under the terms of full requirements contracts, Select Energy is required to provide a percentage of the LDC's electricity requirements at all times. The volumes sold under these contracts vary based on the usage of the LDC's retail electric customers, and usage is dependent upon factors outside of Select Energy's control, such as unanticipated migration or inflow of customers. The varying sales volumes could be different than the supply volumes that Select Energy expected to utilize, either from its limited generation or from electricity purchase contracts, to serve the full requirements contracts. Differences between actual sales volumes and supply volumes can require Select Energy to purchase additional electricity or sell excess electricity, both of which are subject to market conditions such as weather, plant availability, transmission congestion, and potentially volatile price fluctuations that can impact prices and, in turn, Select Energy's margins.

        The competitive generation business is also subject to these risks. In addition, although the market price of near and long-term capacity has increased, the future value of Locational Installed Capacity (LICAP) credits have not been determined and are subject to regulatory decision-making over which we have no control. LICAP is an administratively determined electric generation capacity pricing mechanism intended to provide a revenue stream sufficient to maintain existing generation assets, and encourage the construction of new generation assets at levels sufficient to serve peak load, plus a fixed reserve margin and a statistically-determined contingency. In June 2004, the FERC ordered the creation of five LICAP zones, including two in Connecticut.

        Risks Associated With The Transmission Operations Of Our Utility Subsidiaries:    The Company, primarily through its subsidiary CL&P, has undertaken a substantial transmission capital investment program over the past several years and expects to invest more than $1.5 billion in regulated electric transmission infrastructure from 2005 through 2009. Included in this amount is approximately $1.4 billion for costs associated with construction of two 345 kV transmission lines from Middletown, Connecticut to Norwalk, Connecticut and from Bethel, Connecticut to Norwalk; replacement of an undersea electric transmission line between Norwalk and Northport, New York; and two 115 kV underground transmission lines between Norwalk and Stamford, Connecticut. The regulatory approval process for these transmission projects has encompassed an extensive permitting, design and technical approval process. Various factors have resulted in increased cost estimates and delayed construction.

        The projects are expected to help alleviate reliability issues in southwest Connecticut and to help reduce customers' costs in all of Connecticut. However, if, due to further regulatory or other delays, the projected in-service date for one or more of these projects is delayed, there may be increased risk of failures in the existing electricity transmission system in southwestern Connecticut and supply interruptions or blackouts may occur.

        The successful implementation of our transmission construction plans is also subject to the risk that new legislation, regulations or judicial or regulatory interpretations of applicable law or regulations could impact our ability to meet our construction schedule and/or require us to incur additional expenses, and may adversely affect our ability to achieve forecasted levels of revenues.

        Risks Associated with the Distribution Operations of Our Utility Subsidiaries:    CL&P and WMECO procure energy for a substantial portion of their customers via requests for proposal on an annual, semi-annual or quarterly basis. There is a risk that any given solicitation will not be fully subscribed or that prices will be much higher than current prices. CL&P and WMECO receive approvals of recovery of these contract prices from the Connecticut Department of Public Utility Control and the Massachusetts Department of Telecommunications and Energy, respectively. While both regulators have consistently approved solicitation processes, results and recovery of costs, management cannot predict the outcome of future solicitation efforts or the regulatory proceedings related thereto.

        Litigation-Related Risks:    The Company and its affiliates are engaged in litigation that could result in the imposition of large cash awards against them. This litigation includes 1) civil lawsuits between Consolidated Edison, Inc. and the Company relating to the parties' October 13, 1999 Agreement and Plan of Merger and 2) the termination of a decommissioning contract between Connecticut Yankee Atomic Power Company, the stock of which is 49 percent owned by subsidiaries of the Company, and Bechtel.

        Further information regarding these legal proceedings, as well as other matters, is set forth in Part I, Item 3, "Legal Proceedings," in our Form 10-K for the year ended December 31, 2004 and in Part II, Item 1, "Legal Proceedings" of our Form 10-Q for the quarter ended June 30, 2005.

        We may also be subject to future litigation based on asserted or unasserted claims and cannot predict the outcome of any of these proceedings. Adverse outcomes in existing or future litigation could result in the imposition of substantial cash damage awards against us.

        Risks Associated With Environmental Regulation:    Our subsidiaries' operations are subject to extensive federal, state and local environmental statutes, rules and regulations which regulate, among other things, air emissions, water discharges and the management of hazardous and solid waste. Compliance with these requirements requires us to incur significant costs relating to environmental monitoring, installation of pollution control equipment, emission fees, maintenance and upgrading of facilities, remediation and permitting. The costs of compliance with these legal requirements may increase in the future. An increase in such costs, unless promptly recovered, could have an adverse impact on our business and results of operations, financial position and cash flows.

        Our failure to comply with environmental laws and regulations, even if due to factors beyond our control or reinterpretations of existing requirements could also increase costs.

        Existing environmental laws and regulations may be revised or new laws and regulations seeking to protect the environment may be adopted or become applicable to us. Revised or additional laws could result in significant additional expense and operating restrictions on our facilities or increased compliance costs that would negatively impact competitive generation margins or which may not be fully recoverable in distribution company rates for regulated generation. The cost impact of any such legislation would be dependent upon the specific requirements adopted and cannot be determined at this time.

RATIOS OF EARNINGS TO FIXED CHARGES

        Our ratios of earnings to fixed charges for the six months ended June 30, 2005 and for each of the years ended December 31, 2000 through 2004 are as follows:

		Year Ended December 31,
	Six Months Ended June 30, 2005
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges(1)	(0.60)	1.57	1.61	1.73	2.41	2.03

(1)
For purposes of computing the ratios: (i) earnings consists of pretax income from continuing operations, fixed charges on debt (including rate reduction bonds), distributed income of equity investees and minority interests; and (ii) fixed charges consist of interest on long-term debt (including rate reduction bonds), amortized premiums, discounts and capitalized expenses related to indebtedness, interest on short-term debt, interest component of rental expenses and other interest and preferred dividend security requirements of consolidated subsidiaries.

USE OF PROCEEDS

        The net proceeds from the sale of the Securities will be used to (i) finance investments in and capital expenditures by subsidiaries, (ii) finance working capital needs of subsidiaries, and (iii) other general corporate purposes, including the acquisition, retirement or redemption by the Company of any of its own securities.

DESCRIPTION OF SECURITIES REGISTERED

Common Shares and Preferred Shares

        As of June 30, 2005, our authorized capital stock was 225,000,000 shares, all of which were Common Shares. As of June 30, 2005, approximately 151.7 million Common Shares were issued and approximately 129.7 Common Shares were outstanding.

        Common Shares.    Our outstanding common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NU." Any additional common shares we issue will also be listed on the NYSE. Common shareholders may receive dividends if and when declared by our Board of Trustees. Dividends may be paid in cash, stock or other form. All outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

        Each common share is entitled to one vote in the election of Trustees and other matters. Common shareholders are not entitled to cumulative voting rights. Each common shareholder received one common share purchase right per common share owned under our Shareholder Rights Plan. This plan was adopted in 1999 and will terminate in 2009, unless earlier terminated or extended. This right permits a common shareholder to acquire additional common shares in the event certain circumstances exist.

        Common shares, and securities convertible into common shares, which are issued in a public offering or to or through underwriters who have agreed to make a public offering of such common shares, or convertible securities, are not subject to preemptive rights. Preemptive rights do not apply to the issue of common shares, or the grant of rights or options on such shares, to Trustees, officers or employees, as such, of the Company or of a subsidiary of the Company, if the issue or grant is approved by the Company's shareholders or is authorized by and consistent with a plan approved by the Company's shareholders. Subject only to the foregoing exceptions and to certain other exceptions of minor significance, holders of common shares have preemptive rights to subscribe to future issues of common shares issued for cash and to future issues for cash of securities convertible into common shares.

        We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders, if any.

        The Bank of New York is our transfer agent and registrar. You may contact them at their Investors Relations Department, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, Tel. (800)999-7269.

        Preferred Shares.    We do not currently have preferred shares authorized although our Declaration of Trust allows for the issuance of preferred shares subject to common shareholder approval. Before we can issue preferred shares we will need to obtain the authorization of our Board of Trustees and of our common shareholders. The following description of the terms of the preferred shares sets forth certain general terms and provisions. If we issue preferred shares, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the Commission.

        Preferred shares will have such par value, if any, such priority in liquidation, such voting rights and such other rights, privileges, preferences, restrictions and limitations as may be established by our Board of Trustees and approved by our common shareholders. In some cases, the issuance of preferred shares could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred shares could also restrict dividend payments to holders of our common shares.

        The preferred shares will, when authorized and issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred shares will rank on a parity in all respects with any outstanding preferred shares we may have at that time and will have priority over our common shares as to dividends and distributions of assets. Therefore, the rights of any preferred share may limit the rights of the holders of our common shares.

        The transfer agent, registrar, and dividend disbursement agent for a series of preferred shares will be named in a prospectus supplement. The registrar for preferred shares will send notices to shareholders of any meetings at which holders of the preferred shares have the right to elect Trustees or to vote on any other matter.

Warrants

        We may issue warrants for the purchase of preferred shares, common shares, or any combination thereof. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for us with any holders or beneficial owners of warrants.

        This summary of certain provisions of the warrants is not complete. For the complete terms of the warrants and the warrant agreement, you should refer to the provisions of the warrant agreement that we will file with the Commission in connection with the offering of such warrants.

        The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

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  the title of such warrants;

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  the aggregate number of such warrants;

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  the price or prices at which such warrants will be issued;

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  the currency or currencies, in which the price of such warrants will be payable;

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  the securities purchasable upon exercise of such warrants and the price at which the securities may be purchased;

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  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

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  if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

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  if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

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  if applicable, the date on and after which such warrants and the related securities will be separately transferable;

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  information with respect to book-entry procedures, if any;

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  if applicable, a discussion of any material United States Federal income tax considerations; and

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  any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

        We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Share Purchase Contracts and Share Purchase Units

        We may issue share purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of common shares at a future date or dates. The price per common share and the number of common shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, preferred shares or debt obligations of third parties, including U.S. treasury securities or obligations of our subsidiaries, securing the holders' obligations to purchase the common shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

        The applicable prospectus supplement will describe the terms of the share purchase contracts or share purchase units, including, if applicable, collateral or depositary arrangements, relating to the share purchase contracts or share purchase units.

Massachusetts Law and Our Declaration of Trust

        General.    The Company is an unincorporated "voluntary association" formed under Massachusetts law, a type of entity commonly referred to as a Massachusetts business trust. For most purposes, except those explicitly set forth below, a Massachusetts business trust is a common law entity governed solely by the company's Declaration of Trust, which constitutes a contract among the Trustees and shareholders or beneficiaries of the trust and is comparable to a certificate of incorporation and bylaws of a corporation.

        Corporate Governance.    The rights of our shareholders are currently governed by Massachusetts law and our Declaration of Trust. Our Declaration of Trust provides that all matters properly brought before a shareholder meeting at which a quorum is present will be decided by the majority vote of the shares present or represented by proxy at the meeting, except as otherwise set forth in the Declaration of Trust and the provisions of any class or classes of preferred shares that may be authorized. The Declaration of Trust also provides that the Trustees may only be elected with the affirmative vote of the holders of a majority of the outstanding shares with general voting power. A vote of two-thirds of all shares outstanding and having voting power may be required to take certain actions.

        Amendments To Governing Documents.    Our Declaration of Trust provides that the trust may be altered, amended, added to or rescinded by the affirmative vote of at least two-thirds of the member of our board of Trustees, provided that any such alteration, amendment, addition or rescission must also be approved by the affirmative vote or the written consent of the holders of at least two-thirds of all shares issued and outstanding and having general voting power. However, no alteration, amendment, addition or rescission adversely affecting the preferences or priorities of any preferred shares will be effective without the affirmative vote or written consent of the holders of at least two-thirds of the affected preferred shares.

        Preemptive Rights.    Our Declaration of Trust provides that the holders of common shares and convertible securities will have preemptive rights with respect to offerings for cash of common shares or securities convertible into common shares, except with respect to:

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  common shares, or the grant of rights or options on such shares, to Trustees, directors, officers, or employees the Company or of a subsidiary of the Company, if the issue or grant is approved by the holders of common shares at a meeting duly held for such purpose or is authorized by and consistent with a plan previously so approved by the holders of common shares;

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  common shares issued on the conversion of convertible securities, if the convertible securities were offered or issued to holders of common shares in satisfaction of their preemptive rights or were not subject to preemptive rights;

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  common shares and convertible securities offered to shareholders in satisfaction of their preemptive rights and not purchased by those shareholders;

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  common shares or convertible securities issued pursuant to a plan adjusting any rights to fractional shares or fractional interests in order to prevent the issue of fractional shares or fractional interests in these shares;

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  common shares or convertible securities issued in connection with a merger or consolidation or pursuant to an order of a court, unless such order provides otherwise;

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  common shares or convertible securities issued in a public offering or through an underwriting;

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  common shares or convertible securities released from preemptive rights through the affirmative vote or written consent of the holders of at least two-thirds of the common shares then outstanding; or

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  common shares or convertible securities held in our treasury.

        Board of Trustees.    Members of our Board of Trustees serve one-year terms and are elected annually.

        Shareholder Proposals and Trustee Nominations.    Our shareholders can submit shareholder proposals and nominate candidates for the Board of Trustees if the shareholders follow advance notice procedures described in our annual proxy statement.

        Meetings of Shareholders.    Under our Declaration of Trust, meetings of the shareholders may be called only by the chairman of the board, the president, or a majority of the Board of Trustees or may be requested by the holders of one-tenth (1/10) in interest of all shares outstanding having a right to vote.

        Indemnification Of Trustees And Officers.    Our Declaration of Trust provides that the Company will indemnify each of its present and former Trustees and officers against any loss, liability or expense incurred in proceedings in which such person may be involved by reason of being or having been an officer or Trustee, except with respect to any matter as to which such person shall have been finally adjudicated in such proceeding not to have acted in good faith in the reasonable belief that such person's action was in the best interests of the Company. If any such proceeding is disposed of by a compromise payment by any such Trustee or officer, no indemnification payment will be provided unless a determination is made that such officer or Trustee acted in good faith in the reasonable belief that such person's action was in our best interests. Such determination must be made by either the Board of Trustees by majority vote of the quorum consisting of Trustees who were not parties to such proceeding, by independent legal counsel to the Company in a written opinion, or by the shareholders.

        Limitation On Trustee Liability.    The Declaration of Trust provides that no member of the Board of Trustees will be liable to the Company or its shareholders for monetary damages due to any breach of fiduciary duty, except for:

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  breaches of such person's duty of loyalty to the Company or its shareholders;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

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  any transaction from which such person derived an improper personal benefit.

        Antitakeover Statutes.    A Massachusetts anti-takeover statute, Chapter 110F of the Massachusetts General Laws, prohibits any business combination with an interested shareholder, generally a person who owns or has recently owned at least 5% of the company's outstanding voting shares, for three years after the person becomes an interested shareholder unless:

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  prior to the 5% purchase, the Board of Trustees approves either the 5% purchase or the proposed business combination;

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  the interested shareholder owned approximately 90% of the company's voting shares after making the 5% purchase which rendered him or her an interested shareholder; or

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  the Board of Trustees and holders of two-thirds of the non-interested shares approve the business combination after the acquiror has become an interested stockholder.

        Another Massachusetts anti-takeover statute, Chapter 110D of the Massachusetts General Laws, regulates the acquisition of control shares. A control share acquisition occurs when an individual aggregates a number of shares which, when added to shares already owned, would allow the acquiring person to vote at least 20% of the company's shares. Under Chapter 110D, shares acquired in this type of a transaction would have no voting rights unless a majority of non-interested shareholders specifically voted to grant the acquiring person voting rights for these shares. In general, the acquiring person as well as officers and employee-Trustees of the Company are not permitted to vote on whether these voting rights should be granted.

        Our Declaration of Trust does not address antitakeover regulations or protections.

Senior Notes

        General.    The following description sets forth certain general terms and provisions of the Senior Notes. The description does not purport to be complete and is subject to, and qualified in its entirety by, all of the provisions of the Senior Note Indenture (as defined below), which is incorporated herein by reference and is an exhibit to the Registration Statement of which this Prospectus is a part. The particular terms of the Senior Notes offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Senior Notes so offered will be described therein. References to section numbers under this caption are references to the section numbers of the Senior Note Indenture. Capitalized terms not defined herein have the meanings given to them in the Senior Note Indenture.

        As of June 30, 2005, we had issued and outstanding $263,000,000 of Senior Notes, Series A Due 2012, and $150,000,000 of Senior Notes, Series B, Due 2008. Additional Senior Notes will be issued under a supplemental indenture or indentures to our indenture (the "Senior Note Indenture"), between us and The Bank of New York Trust Company, N.A., as successor trustee (the "Senior Note Trustee") dated as of April 1, 2002, as amended and supplemented. You may contact the Senior Note Trustee at their Corporate Trust Administration Office at 470 Atlantic Avenue, Suite 4082, Boston, MA 02210, Tel. (617) 273-8368

        The Senior Notes will be our senior unsecured debt securities and will rate equally with all of our other unsecured and unsubordinated debt. There is no requirement under the Senior Note Indenture that future issues of our debt securities be issued under the Senior Note Indenture, and we will be free to use other indentures or documentation, containing provisions different from those included in the Senior Note Indenture or applicable to one or more issues of Senior Notes, in connection with future issues of such other debt securities.

        The Senior Note Indenture does not limit the aggregate principal amount of the Senior Notes that may be issued thereunder. The Senior Note Indenture provides that the Senior Notes will be issued in one or more series as notes or debentures. The Senior Notes may be issued at various times and may have differing maturity dates and may bear interest at differing rates. The Prospectus Supplement applicable to each issue of Senior Notes will specify:

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  the designation and aggregate principal amount of such Senior Notes;

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  the date or dates on which such Senior Notes will mature;

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  the interest rate or rates, or method of calculation of such rate or rates, on such Senior Notes, and the date from which such interest shall accrue;

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  the dates on which such interest will be payable or method by which such dates are to be determined;

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  the record dates for payments of interest;

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  any redemption terms;

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  the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Senior Notes may be repaid, in whole or in part, at our option;

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  the place or places, if any, in addition to or in the place of our office or the office of the Senior Note Trustee, where the principal of (and premium, if any) and interest, if any, on such Senior Notes shall be payable and where notices to the Company shall be sent; and

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  other specific terms applicable to such Senior Notes. (Section 301)

        Unless otherwise indicated in the applicable Prospectus Supplement, the Senior Notes will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof. (Section 301)

        Unless otherwise indicated in the applicable Prospectus Supplement or as below described under "Limitation on Liens" and "Sale and Leaseback Transactions," there are no provisions in the Senior Note Indenture or the Senior Notes that require us to redeem, or permit the Holders of the Senior Notes to cause a redemption of, the Senior Notes or that otherwise protect the Holders of the Senior Notes in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of us.

        Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends to us, repurchase shares of their common stock from us or repay loans or advances made by us to them. Our subsidiaries are prohibited by the Public Utility Holding Company Act of 1935 ("1935 Act") from lending money to us, indemnifying our creditors or guaranteeing our obligations. However, Congress has repealed the 1935 Act, effective February 8, 2006. Holders of the Senior Notes will generally have a junior position to claims of any holders of preferred stock and creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders. In addition to trade debt, our subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 2005, we and our subsidiaries had approximately $3.2 billion of outstanding debt for borrowed money, which includes long-term debt (including $45 million due within one year) and short-term debt but does not include trade debt, capital leases or power purchase obligations, approximately $116.2 million of outstanding preferred stock and approximately $1.5 billion of rate reduction bonds. Unless otherwise specified in a Prospectus Supplement, the Supplemental Indentures will not limit the amount of indebtedness or preferred stock issuable by our subsidiaries.

        Registration, Transfer, Exchange and Form.    Senior Notes of any series may be exchanged for other Senior Notes of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

        Unless otherwise indicated in the applicable Prospectus Supplement, Senior Notes may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office or agency maintained for such purpose with respect to any series of Senior Notes and referred to in the applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Note Indenture. (Section 305)

        In the event of any redemption of Senior Notes of any series, we will not be required to exchange, or register the transfer of, any Senior Notes of such series selected, called or being called for redemption except, in the case of any Senior Note to be redeemed in part, the portion thereof not to be so redeemed. (Section 305)

        Paying Agents.    We will maintain an office or agency where Senior Notes may be presented or surrendered for payment. We will give prompt written notice to the Senior Note Trustee of the location, and any change in the location, of such office or agency. If at any time we shall fail to maintain any such required office or agency or shall fail to furnish the Senior Note Trustee with the address thereof, such presentations and surrenders may be made or served at the corporate trust office of the Senior Note Trustee, and, in such event, the Senior Note Trustee shall act as our agent to receive all such presentations and surrenders. (Section 1002)

        All monies paid by us to a paying agent for the payment of principal of, interest or premium, if any, on any Senior Note which remains unclaimed at the end of two years after any such principal, interest or premium shall have become due and payable will be repaid to us at our request and the Holder of such Senior Note will thereafter look only to us for payment thereof as an unsecured general creditor. (Section 1003)

        Consolidation, Merger, Conveyance, Sale or Transfer.    Nothing contained in the Senior Note Indenture prevents us from consolidating with or merging into another corporation or conveying, selling or otherwise transferring our properties and assets substantially as an entirety to any Person, provided that:

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  the corporation formed by such consolidation or into which we are merged or the Person which acquires by conveyance, sale or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes by an indenture supplemental thereto, executed and delivered to the Senior Note Trustee, in form satisfactory to the Senior Note Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on our part to be performed or observed; and

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  immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

        We shall also be required to deliver to the Senior Note Trustee certificates and opinions stating that such consolidation, merger, conveyance, sale or transfer comply with the Senior Note Indenture and all relevant conditions precedent have been satisfied. (Section 801)

        Limitation on Liens.    Nothing contained in the Senior Note Indenture or in the Senior Notes in any way restricts or prevents the Company or any of its subsidiaries from incurring any indebtedness; provided that if this covenant is made applicable to the Senior Notes of any particular series, the Company will not issue, assume or guarantee (including any contingent obligation to purchase) or permit to exist any notes, bonds, debentures or other evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge, security interest or other encumbrance ("Lien") upon any property of the Company, including the capital stock of any of its subsidiaries, without effectively providing that the outstanding Senior Notes of such series (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created ranking equally with the Senior Notes) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt shall be so secured (provided that for purposes of providing such equal and ratable security, the principal amount of outstanding Senior Notes of any series will be such portion of the principal amount as may be specified in the terms of such series). This restriction will not, however, apply to

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  Liens in existence on the date of the original issue of the Senior Notes to which this restriction is made applicable, including, without limitation, "stock forward" transactions;

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  Liens created solely for the purpose of securing Debt incurred to finance, refinance or refund the purchase price or cost (including the cost of construction) of property acquired after the date hereof (by purchase, construction or otherwise), or Liens in favor of guarantors of obligations or Debt representing, or incurred to finance, refinance or refund, such purchase price or cost, provided that no such Lien shall extend to or cover any property other than the property so acquired and improvements thereon and provided further that such Liens are created no later than 24 months after the purchase or construction;

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  Liens on any property or assets acquired from a corporation which is merged with or into the Company, which Liens are not created as a result of or in connection with or in anticipation of any such merger (unless such Liens were created to secure or provide for the payment of any part of the purchase price of such corporation);

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  any Lien on any property or assets existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets); or

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  any extension, renewal or replacement of any Lien referred to in the foregoing clauses, provided that the principal amount of Debt so secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement Lien shall be limited to all or part of substantially the same property which secured the Lien extended, renewed or replaced (plus improvements on such property).

        Notwithstanding the foregoing, the Company may issue or assume Debt secured by Liens on cash of the Company which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which does not at the time of issuance or assumption exceed $100 million. The following types of transactions shall not be deemed to create Debt secured by Liens: Liens required by any contract or statute in order to permit the Company to perform any contract or subcontract made by it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments to the Company by such governmental unit pursuant to the provisions of any contract or statute; and share forwards with respect to shares of the Company accounted for as equity transactions under applicable FASB guidelines wherein the shares collateralize the forward repayment obligation. (Section 1007)

        Sale and Leaseback Transactions.    If this covenant is made applicable to the Senior Notes of any series, the Company will not enter into any Sale and Leaseback Transaction unless either:

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  the Company would be entitled pursuant to the "Limitation on Liens" covenant above to create Debt secured by a Lien on the property to be leased back in an amount equal to the Attributable Value of such Sale and Leaseback Transaction without the Senior Notes of such series being effectively secured equally and ratably with (or prior to) that Debt; or

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  the Company, within 270 days after the sale or transfer of the relevant assets shall have been made, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds from the sale or, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the property so leased (as determined by any two Trustees of the Company) to:

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  the retirement of long-term indebtedness of the Company ranking prior to or on a parity with the Senior Notes of such series or

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  the investment in any property used in the ordinary course of business by the Company.

        "Attributable Value" means, as to any particular lease under which the Company is at any time liable as lessee and at any date as of which the amount thereof is to be determined, the amount equal to the greater of (i) the net proceeds from the sale or transfer of the property leased pursuant to the Sale and Leaseback Transaction or (ii) the net book value of the property, as determined by the Company in accordance with generally accepted accounting principles at the time of entering into the Sale and Leaseback Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of the Sale and Leaseback Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard, in any case, to any renewal or extension options contained in the lease.

        "Sale and Leaseback Transaction" means any transaction or series of related transactions relating to property now owned or hereafter acquired by the Company whereby the Company transfers the property to a person and the Company leases it from that person for a period, including renewals, in excess of 36 months. (Section 1012)

        Modification of the Senior Note Indenture.    The Senior Note Indenture contains provisions permitting us and the Senior Note Trustee, with the consent of the Holders of a majority in principal amount of the outstanding Senior Notes, of all series affected by the modification (voting as one class), to modify the Senior Note Indenture or any supplemental indenture or the rights of the Holders of the Senior Notes of such series; provided that no such modification shall without the consent of the Holders of each outstanding Senior Note affected thereby:

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  change the date upon which the principal of or the interest on any Senior Note is due and payable;

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  reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof;

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  change any place of payment where, or the currency in which, any Senior Note or any premium or the interest thereon is payable;

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  impair the right to institute suit for the enforcement of any payment on or after the date such payment is due (or, in the case of redemption, on or after the date fixed for such redemption);

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  reduce the aforesaid percentage of Senior Notes, the consent of the Holders of which is required for any modification of the applicable supplemental indenture or for waiver by the Holders of certain of their rights; or

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  modify certain provisions of the Senior Note Indenture. (Section 902)

        The Senior Note Indenture also contains provisions permitting us and the Senior Note Trustee to amend the Senior Note Indenture in certain circumstances without the consent of the Holders of any Senior Notes to evidence the succession of another Person to us, the replacement of the Senior Note Trustee and for certain other purposes, including to cure any ambiguity or defect, or correct any inconsistency, in the Senior Note Indenture, or to add or change any other provisions with respect to matters or questions arising under the Senior Note Indenture or the Senior Notes, provided such changes or additions shall not adversely affect the interests of the Holders of any series of the Senior Notes in any material respect, or involve a change requiring the consent of the Holders of the Senior Notes described in the preceding paragraph. (Section 901)

        Events of Default.    An Event of Default with respect to the Senior Notes is defined in the Senior Note Indenture as being:

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  failure to pay any interest on the Senior Notes and continuance of such failure for 30 days;

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  failure to pay the principal (or premium, if any), including the payment of principal (or premium, if any) when due pursuant to any redemption provision of the Senior Notes and continuance of such failure for three days;

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  failure to pay any sinking fund installment, if any, pursuant to the terms of the Senior Notes, and continuance of such failure for a period of three days;

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  default in the performance, or breach, of any covenant or warranty of ours in the Senior Note Indenture (other than certain covenants or warranties a default in whose performance or whose breach is specifically dealt with elsewhere in the Senior Note Indenture or which has been expressly included in the Senior Note Indenture solely for the benefit of any series of Senior Notes other than that series) and continuance of such default or breach for a period of 90 days after written notice is given to us by the Senior Note Trustee or to us and the Senior Note Trustee by the Holders of 33% or more in aggregate principal amount of the outstanding Senior Notes; and

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  certain events of bankruptcy, insolvency, reorganization, receivership or liquidation involving us. (Section 501)

        We will be required to file with the Senior Note Trustee annually an officers' certificate as to the existence or absence of default in performance of certain covenants in the Senior Note Indenture. (Section 1008) The Senior Note Indenture provides that the Senior Note Trustee may withhold notice to the Holders of the Senior Notes of any default (except in payment of principal of (or premium, if any), or interest, if any, on, the Senior Notes or in the payment of any sinking fund installment with respect to the Senior Notes) if the Senior Note Trustee in good faith determines that it is in the interest of the Holders of the Senior Notes to do so. (Section 602) The Senior Note Indenture provides that, if an Event of Default due to the default in payment of principal of (or premium, if any) or interest on the Senior Notes or in the payment of any sinking fund installment with respect to the Senior Notes, or due to the default in the performance or breach of any covenant or warranty in the Senior Note Indenture by us shall have happened and be continuing, either the Senior Note Trustee or the Holders of 33% or more in aggregate principal amount of the outstanding Senior Notes may declare the principal amount of all the Senior Notes to be due and payable immediately, but if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the Holders of a majority in aggregate principal amount of the Senior Notes. If an Event of Default due to certain events of bankruptcy, insolvency or reorganization has occurred and is continuing, the principal amount of all the Senior Notes shall be immediately due and payable, without any act of either the Senior Note Trustee or the Holders. (Sections 502 and 513)

        Subject to the provisions of the Senior Note Indenture relating to the duties of the Senior Note Trustee, the Senior Note Trustee will be under no obligation to exercise any of its rights or powers under the Senior Note Indenture at the request or direction of any of the Holders of the Senior Notes, unless such Holders shall have offered to the Senior Note Trustee reasonable indemnity. (Section 603)

        Subject to such provision for indemnification, the Holders of a majority in principal amount of the Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee with respect to the Senior Notes, provided, however, that if an Event of Default shall have occurred and be continuing with respect to less than all of the series of Senior Notes, the Holders of a majority in aggregate principal amount of the Senior Notes of all such series, considered as one class, shall have the right to make such direction, and provided that the Senior Note Trustee shall have the right to decline to follow any such direction if the Senior Note Trustee shall determine that the action so directed conflicts with any law or the provisions of the Senior Note Indenture or if the Senior Note Trustee shall determine that such action would subject the Senior Note Trustee to personal liability or expense for which reasonable indemnity has not been provided. (Section 512)

        Defeasance.    We, at our option, (a) will be Discharged from any and all obligations in respect of the Senior Notes (except for certain obligations to register the transfer or exchange of Senior Notes, replace destroyed, stolen, lost or mutilated Senior Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the Senior Note Indenture described under "—Consolidation, Merger, Conveyance, Sale or Transfer" and "—Limitation of Liens" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, if:

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  We irrevocably deposit with the Senior Note Trustee, in trust, (a) money; or (b) in certain cases, U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money; or (c) a combination thereof, in each case sufficient to pay and discharge

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  the principal of (and premium, if any) and each installment of principal (and premium, if any) and interest, if any, on the outstanding Senior Notes on the dates such payments are due, in accordance with the terms of the Senior Notes, or to and including the redemption date irrevocably designated by us; and

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  any mandatory sinking fund payments applicable to the Senior Notes on the day on which payments are due and payable in accordance with the terms of the Senior Note Indenture and of the Senior Notes;

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  no Event of Default or event which with notice or lapse of time would become an Event of Default shall have occurred and be continuing on the date of such deposit;

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  we deliver to the Senior Note Trustee an opinion of counsel to the effect

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  that the Holders of the Senior Notes will not recognize income, gain, loss or expense for Federal income tax purposes as a result of such deposit and defeasance of certain obligations;

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  that such provision would not cause any outstanding Senior Notes then listed on any national securities exchange to be delisted as a result thereof; and

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  that the defeasance trust is not, or is registered as, an investment company under the Investment Company Act of 1940; and

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  we have delivered to the Senior Note Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Senior Note Indenture relating to the satisfaction and discharge of the Senior Notes have been complied with. (Sections 403 and 1009)

        Discharged means, with respect to the Senior Notes of any series, the discharge of the entire indebtedness represented by, and obligations of ours under, the Senior Notes of such series and in the satisfaction of all the obligations of ours under the Senior Note Indenture relating to the Senior Notes of such series, except:

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  the rights of Holders of the Senior Notes of such series to receive, from the trust fund established pursuant to the Senior Note Indenture, payment of the principal of and interest and premium, if any, on the Senior Notes of such series when such payments are due;

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  our obligations with respect to the Senior Notes of such series with respect to registration, transfer, exchange and maintenance of a place of payment; and

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  the rights, powers, trusts, duties, protections and immunities of the Senior Note Trustee under the Senior Note Indenture. (Section 101)

        U.S. Government Obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of a holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 101)

        Resignation or Removal of Senior Note Trustee.    The Senior Note Trustee may resign at any time upon written notice to us, and such resignation will take effect immediately upon the appointment of a successor Senior Note Trustee. (Sections 610 and 611)

        The Senior Note Trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the Senior Note Trustee and us and signed by the Holders, or their attorneys-in-fact, of at least a majority in principal amount of the then outstanding Senior Notes. In addition, under certain circumstances, we may remove the Senior Note Trustee upon notice to the Holder of each Senior Note outstanding and the Senior Note Trustee, and appointment of a successor Senior Note Trustee. (Section 610)

        No Recourse Against Others.    The Senior Note Indenture provides that no recourse for the payment of the principal of or any premium or interest on any Senior Note, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours, contained in the Senior Note Indenture or in any supplemental indenture, or in any Senior Note, or because of the creation of any indebtedness represented thereby, will be had against any Trustee, incorporator, stockholder, officer or director, as such, past, present or future, of ours or any successor corporation, either directly or through us or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is expressly waived and released as a condition of, and in consideration for, the execution of the Senior Note Indenture and the issuance of the Senior Notes. (Section 114) Such waiver may not be effective to waive liabilities under the Federal securities laws and we understand that it is the view of the Commission that such a waiver is against public policy.

        Concerning the Senior Note Trustee.    The Senior Note Trustee under the Senior Note Indenture, and affiliates of the Senior Note Trustee, are also trustees under other indentures and trust agreements of affiliates of ours and registrar and transfer agent of our common shares. In addition, an affiliate of the Senior Note Trustee is a lending party to two of our system revolving credit facilities with total commitment amounts under each facility of approximately $39 million and $31 million.

        Book-Entry Only System.    The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the Senior Notes. The Senior Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered Senior Note certificate (the "Global Notes") will be issued for each series of Senior Notes, each in the aggregate principal amount of such series, and will be deposited with DTC.

        So long as DTC, or its nominee, is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Senior Notes represented by the Global Notes for all purposes under the Senior Note Indenture, including for any notices and voting. Except in limited circumstances, the owners of beneficial interests in the Global Notes will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive physical delivery of the Senior Notes and will not be considered the Holders thereof under the Senior Note Indenture. Accordingly, each person holding a beneficial interest in a Global Notes must rely on the procedures of DTC and, if such person is not a Direct Participant (as defined below), on procedures of the Direct Participant through which such person holds its interest, to exercise any of the rights of a registered owner of the Senior Notes.

        The Global Notes may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If (1) the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within ninety days or (2) there shall have occurred and be continuing after any applicable grace periods an Event of Default, we will issue certificated notes in definitive registered form in exchange for the Global Notes representing the Senior Notes. In addition, we may at any time and in our sole discretion determine not to have any Senior Notes in registered form represented by one or more global notes and, in such event, will issue certificated notes in definitive form in exchange for the Global Notes representing the Senior Notes. In any such instance, an owner of a beneficial interest in the Global Notes will be entitled to physical delivery in definitive form of certificated Senior Notes represented by the Global Notes equal in principal amount to such beneficial interest and to have such certificated notes registered in its name. (Section 311)

        DTC has advised us as follows: DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing agency" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and

EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

        Purchases of Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such purchases of Senior Notes on DTC's records. The ownership interest of each actual purchaser of each Senior Note ("Beneficial Owner"), is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

        To facilitate subsequent transfers, all Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Senior Notes with DTC and their registration in the name of Cede & Co. or such other nominee name do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Notes; DTC's records reflect only the identity of the Direct Participants to whose account such Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the Senior Notes of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Senior Notes unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Redemption proceeds, distributions and dividend payments on the Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the Senior Note Trustee on payable date in accordance with the respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC, nor its nominee, the Senior Note Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC), is the responsibility of the Senior Note Trustee and us. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of the Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the Senior Notes at anytime by giving reasonable notice to us or the Senior Note Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Senior Note certificates are required to be printed and delivered.

        We may decide to discontinue use of book-entry-only transfers through DTC (or a successor securities depository). In that event, Senior Note certificates will be printed and delivered to DTC.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

        The underwriters, dealers or agents of any of the securities may be Direct Participants of DTC.

        Neither the Senior Note Trustee, us, nor any agent for payment on or registration of transfer or exchange of any Global Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

LEGAL OPINIONS

        Legal opinions relating to the validity of the Securities will be given by Jeffrey C. Miller, Assistant General Counsel of Northeast Utilities Service Company, a service company affiliate for the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements, the related consolidated financial statement schedules and management's assessment regarding the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which report on the consolidated financial statements and related consolidated financial statement schedules expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, in 2003 and the restatement of the consolidated balance sheet as of December 31, 2003 and consolidated statement of cash flows for the year then ended, and which report on management's assessment and on the effectiveness of internal control over financial reporting expresses an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2005 and 2004 and June 30, 2005 and 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PLAN OF DISTRIBUTION

        We may sell the offered securities (i) through negotiation with one or more underwriters; (ii) through one or more agents or dealers designated from time to time; (iii) directly to purchasers; or (iv) through any combination of the above. The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A Prospectus Supplement or a supplement thereto will describe the method of distribution of the securities being sold.

        If we use any underwriters in the sale of securities, we will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the Prospectus Supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. In the case of equity securities, we may grant the underwriters an option permitting the purchase of additional securities at the same price then being offered. The price applicable to additional securities sold in any such transaction will be based on several factors, including the current market price of the securities and prevailing capital market conditions. Unless otherwise indicated in the Prospectus Supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the Prospectus Supplement if any are purchased.

        If any of the securities are sold through agents designated by us from time to time, the Prospectus Supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the Prospectus Supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

        Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the securities being offered to be higher than it would otherwise be in the absence of such transactions.

        In connection with the sale of the securities being offered, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters or agents against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters or agents and their associates may engage in transactions (including the extension of credit) with, or perform services for, us and our affiliates in the ordinary course of business.

        Our Declaration of Trust provides that none of our shareholders shall be held to any liability whatever for the payment of any sum of money, or for damages or otherwise, under any contract, obligation or undertaking made, entered into or issued by our Trustees or by any officer, agent or representative elected or appointed by our Trustees and no such contract, obligation or undertaking shall be enforceable against our Trustees or any of them in their or his individual capacities or capacity and all such contracts, obligations and undertakings shall be enforceable only against our Trustees as such, and every person, firm, association, trust and corporation having any claim or demand arising out of any such contract, obligation or undertaking shall look only to the trust estate for the payment or satisfaction thereof.

16,500,000 Shares

Common Shares

PROSPECTUS SUPPLEMENT
                      , 2005

Joint Book-Running Managers

LEHMAN BROTHERS

JPMORGAN

BANC OF AMERICA SECURITIES LLC

CITIGROUP

WACHOVIA SECURITIES

A.G. EDWARDS

LAZARD CAPITAL MARKETS

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TABLE OF CONTENTS
Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
The Company
Recent Developments
The Offering
RISK FACTORS
USE OF PROCEEDS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
CAPITALIZATION
COMMON SHARE PRICE RANGE AND DIVIDENDS
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PURCHASERS
UNDERWRITING
LEGAL OPINIONS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
NORTHEAST UTILITIES
RISK FACTORS
RATIOS OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF SECURITIES REGISTERED
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION